1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 26, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
ANNOUNCEMENT

CONNECTED TRANSACTION
PROPOSED CAPITAL CONTRIBUTION TO CHINALCO RESOURCES

The Board announces that the Capital Increase Agreement was entered into between the Company and Chinalco, China Copper and China Rare Earth on 25 June 2015, pursuant to which, the parties proposed to make capital contributions to Chinalco Resources. The Company proposed to make a capital contribution of RMB616.58 million. Upon completion of the Capital Increase, the Company will hold 15% of the equity interests in Chinalco Resources.

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company and Chinalco Resources is a subsidiary of Chinalco. As such, Chinalco Resources is a connected person of the Company. Therefore, the capital contribution to Chinalco Resources by the Company constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transaction contemplated under the Capital Increase Agreement are more than 0.1% but less than 5%, the transaction is only subject to the reporting and announcement requirements, but is exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

- 1 -
1.	INTRODUCTION

The Board announces that the Capital Increase Agreement was entered into between the Company and Chinalco, China Copper and China Rare Earth on 25 June 2015, pursuant to which, the parties proposed to make capital contributions to Chinalco Resources (the "Capital Increase"). The Company proposed to make a capital contribution of RMB616.58 million. Upon completion of the Capital Increase, the Company will hold 15% of the equity interests in Chinalco Resources.

2.	CAPITAL INCREASE AGREEMENT

	2.1	Date

25 June 2015

	2.2	Parties

		(1)	Chinalco, being an original shareholder (holding 93.98% of equity interests in Chinalco Resources prior to the Capital Increase) as well as a shareholder after the Capital Increase;

		(2)	China Copper, being an original shareholder (holding 6.02% of equity interests in Chinalco Resources prior to the Capital Increase) as well as a shareholder after the Capital Increase;

		(3)	The Company, being a shareholder after the Capital Increase; and

		(4)	China Rare Earth, being a shareholder after the Capital Increase

	2.3	Increase in registered capital

(1)

The parties unanimously agreed to make an additional capital contribution of RMB112.65 million (the "Capital Increase Amount") to the existing registered capital of RMB550 million of Chinalco Resources.

- 2 -

(2)

The parties unanimously agreed the benchmark date of the appraisal of the Capital Increase to be 31 December 2014 (the "Appraisal Benchmark Date"). The consideration for the Capital Increase Amount was determined with reference to the valuation of Chinalco Resources according to the "Assets Appraisal Report" (Zhong He Ping Bao Zi (2015) No. BJV1016D001) issued by ZhongHe Appraisal Co., Ltd.* () and filed by Chinalco (the "Assets Appraisal Report"). The aggregate amount of consideration for the Capital Increase Amount is RMB698.79 million based on the percentage of equity interests to be held by the Company and China Rare Earth after the Capital Increase. The details are set out as follows: the Company shall pay a consideration for the Capital Increase Amount of RMB616.58 million in cash; China Rare Earth shall pay a consideration for the Capital Increase Amount of RMB82.21 million in cash.

(3)

The parties confirmed that, upon completion of the Capital Increase, the interests accrued as at the Appraisal Benchmark Date (if any) and from the Appraisal Benchmark Date up to the settlement date, including all the undistributed profits, capital reserve and appreciation in asset value, shall be shared among the shareholders on a pro-rata basis according to the respective percentage of equity interests after completion of the Capital Increase.

(4)

Upon completion of the Capital Increase, the registered capital of Chinalco Resources will become RMB662.65 million and the portion in excess of the registered capital will be contributed to the capital reserve of Chinalco Resources. Upon completion of the Capital Increase, Chinalco, the Company, China Copper and China Rare Earth will hold 78%, 15%; 5% and 2% of the shareholding in Chinalco Resources, respectively. For the avoidance of doubt, upon completion of the Capital Increase, each of the Company, Chinalco, China Copper and China Rare Earth does not have further capital contribution commitment pursuant to the Capital Increase Agreement.

2.4	Payment of consideration

The Company and China Rare Earth shall pay 40% of their respective consideration for the Capital Increase Amount (amounting to RMB246.63 million and RMB32.88 million, respectively) to Chinalco Resources within ten working days after the Capital Increase Agreement becoming effective in a timely manner. The remaining 60% of their respective consideration for the Capital Increase Amount shall be paid in full within twelve months after the Capital Increase Agreement becoming effective.

- 3 -

	2.5	Effectiveness of the Agreement

The Capital Increase Agreement shall become effective upon signing by the authorized representatives of each party with the company seal or special seal for contractual uses affixed.

3.	REASONS FOR AND BENEFITS OF THE TRANSACTION

Chinalco Resources is a platform of Chinalco to acquire and explore resources and is also an important support for the transformation of Chinalco into an international mineral company. The Company's capital contribution to Chinalco Resources is in line with the strategic position of the Company to develop towards the upstream of the industry chain. The transaction is also favorable for the Company to commence exploration and mining of domestic and overseas bauxite and broaden its varieties of minerals by making full use of the technological advantage of Chinalco Resources in aspects of resources exploration and acquisition. By supporting Chinalco Resources in making breakthroughs in exploration in specific mining areas and of mineral products through this Capital Increase, the Company could share the exploration achievements and seek new profit drivers.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Capital Increase Agreement is made on normal commercial terms and the terms contained therein are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole.

4.	INFORMATION ON CHINALCO RESOURCES

	4.1	Basic Information

Chinalco Resources was established in April 2010 with a registered capital of RMB550 million. Its principal scope of business includes geophysical and geochemical surveys; construction of geological surveying projects; engineering geological surveys, geological mapping and engineering survey; geological survey technology consultation and services; mining consultation and technological services. Chinalco Resources was set up to support Chinalco to acquire and explore resources and it is an important support for the transformation of Chinalco into an international mineral company. As part of the strategic position of Chinalco, Chinalco Resources has been investing and participating in the prospecting, exploration and development of mines through acquisition of mining rights, equity investments, mergers and acquisitions, etc. Chinalco Resources has 2 branch companies, 7 direct or indirect controlling subsidiaries and 2 investee subsidiaries and currently owns 31 mine exploration rights.

- 4 -

According to the consolidated financial statements of Chinalco Resources prepared in accordance with the PRC Generally Accepted Accounting Principles by Chinalco Resources, for the financial years ended 31 December 2013 and 31 December 2014, the net profits of Chinalco Resources (before and after taxation and extraordinary items) are set out as follows:

	For the	For the
	year ended	year ended
	31 December	31 December
	2014	2013
	(RMB)	(RMB)

Net profit before taxation and extraordinary items	-107,008,333.98	-44,975,812.44
Net profit after taxation and extraordinary items	-108,230,746.20	-44,920,600.20

	4.2	Information on valuation and auditing

According to the Assets Appraisal Report, as at the Appraisal Benchmark Date, the carrying value of total assets of Chinalco Resources amounted to RMB1,123,049,500 and the appraisal value amounted to RMB4,084,234,000. The carrying value of total liabilities amounted to RMB672,506,500 and the appraisal value amounted to RMB672,506,500. The carrying value of net assets amounted to RMB450,543,000 and the appraisal value amounted to RMB3,411,727,500.

5.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Chinalco is a substantial Shareholder of the Company and Chinalco Resources is a subsidiary of Chinalco. As such, Chinalco Resources is a connected person of the Company. Therefore, the capital contribution to Chinalco Resources by the Company constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transaction contemplated under the Capital Increase Agreement are more than 0.1% but less than 5%, the transaction is only subject to the reporting and announcement requirements, but is exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

- 5 -

As Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, all Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution in respect of the Capital Increase. Save as disclosed above, none of the Directors has any material interest in the transaction contemplated under the Capital Increase Agreement, and therefore none of the Directors has abstained from voting on such Board resolution.

6.	GENERAL INFORMATION

	6.1	Information on Chinalco

Chinalco, as the controlling Shareholder of the Company, directly holds approximately 33.10% of the total issued share capital of the Company as of 15 June 2015. Chinalco is a state-owned enterprise incorporated under the laws of the PRC and its entities and business were contributed into the Company upon the establishment of the Company. The principal business activities of Chinalco include the production and sale of aluminum, copper, rare earth and mineral products of relevant non-ferrous metals, smelted products, fabrication products and carbon products.

	6.2	Information on the Company

The Company is a joint stock company incorporated in the PRC with limited liability, whose shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange and its ADSs are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sale of alumina and primary aluminum, the operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products.

	6.3	Information on China Copper

China Copper is a single-member limited liability company (solely owned by a legal person) incorporated in the PRC. Its scope of business includes: the investment and management of copper and other non-ferrous metal industries; the smelting, processing and sale of copper and other non-ferrous metal; the production and sale of copper and its by-products; the survey, consultation, design, supervision and general contracting of construction projects in relation to the non-ferrous metal industry; and the import and export business.

- 6 -

	6.4	Information on China Rare Earth

China Rare Earth was incorporated in the PRC in April 1988 and its principal businesses include the selection of mines, smelting and processing of rare earth and other non-ferrous metal.

7.	DEFINITION

In this announcement, unless the context otherwise requires, the following expressions shall have the following respective meanings:

	"A Shares"	domestic shares with a nominal value of RMB1.00 each in the ordinary share capital of the Company, which are listed on the Shanghai Stock Exchange;

	"ADS"	American depository shares issued by The Bank of New York Mellon as depository bank and listed on the New York Stock Exchange, each of which represents the entitlement of 25 H shares;

	"Board"	the board of Directors;

"Capital Increase Agreement"

the Capital Increase agreement entered into among the Company and Chinalco, China Copper and China Rare Earth on 25 June 2015, pursuant to which the parties proposed to make capital contribution to Chinalco Resources;

	"China Copper"	(China Copper Corporation Limited*), a wholly-owned subsidiary of Chinalco as at the date of the announcement;

	"China Rare Earth"	(China Rare Earth Co., Ltd.*), which is directly and indirectly held as to 75% by Chinalco as at the date of the announcement;

- 7 -

"Chinalco"

 (Aluminum Corporation of China*), a solely state-owned enterprise and the controlling Shareholder of the Company, which directly holds approximately 33.10% of the total issued share capital of the Company as of 15 June 2015;

"Chinalco Resources"	(Chinalco Mineral Resources Co., Ltd.*);

"Company"

 (Aluminum Corporation of China Limited*), a joint stock company incorporated in the PRC with limited liability, whose A Shares, H Shares and ADSs are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange respectively;

"connected person"	has the meaning ascribed thereto under the Hong Kong Listing Rules;

"Directors"	the directors of the Company;

"Group"	the Company and its subsidiaries;

"H shares"	overseas listed foreign shares with a nominal value of RMB1.00 each in the share capital of the Company, which are listed on the Hong Kong Stock Exchange and subscribed in Hong Kong dollars;

"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

- 8 -

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	the shareholder(s) of the Company;

"%"	percentage.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
25 June 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purpose only

- 9-

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary